

July 14, 2010

A. Wade Pursell
Executive VP and Chief Financial Officer
SM Energy Company
1776 Lincoln Street, Suite 700
Denver, Colorado 80203

> **Re:** **SM Energy Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 1-31539**

Dear Mr. Pursell:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director